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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Capitol Avenue, 3rd Floor
(No. and Street)

Indianapolis	IN	46204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan K. Hartley (317) 285-2183
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 West Washington Street, Suite 1300	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beth Haney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public



Janice C Hall
Notary Public Seal State of Indiana
Hendricks County
My Commission Expires 05/04/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.
December 31, 2015

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of OneAmerica Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, statement of changes in stockholder's equity, and statement of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. ("the Company") at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying computation of net capital is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 1,479,209
Deposits with clearing organization	30,000
Accrued commissions receivable	956,789
Prepaid expenses	17,914
Income tax receivable, due from parent	32,213
Deferred tax asset, net	152,805
Total assets	$ 2,668,930
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 800,199
Accounts payable and accrued expenses	216,057
Due to parent	46,048
Total liabilities	1,062,304
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	6,167,000
Accumulated deficit	(4,590,374)
Total stockholder's equity	1,606,626
Total liabilities and stockholder's equity	$ 2,668,930

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2015

Revenues		
Commissions and fees	$	17,768,488
Revenue sharing income		20,037,486
Investment advisor fee income		3,275,724
Other income		1,194,123
Total revenues		42,275,821
Expenses		
Sales commissions		14,787,128
Revenue sharing expense		20,037,486
Investment advisor fee expense		2,820,704
Salaries and employee benefits		1,627,568
General office expenses and administration		1,504,321
Regulatory licenses, payroll taxes and fees		279,481
Legal fees and settlements		440,931
Other expense		197,406
Total expenses		41,695,025
Net income before taxes		580,796
Income tax expense—federal and state (Note 3)		282,928
Net income	$	297,868

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2014	$ 30,000	$ 6,167,000	$ (4,888,242)	$ 1,308,758
Net income	-	-	297,868	297,868
Balance at December 31, 2015	$ 30,000	$ 6,167,000	$ (4,590,374)	$ 1,606,626

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities	
Net Income	$ 297,868
Adjustments to reconcile net income to net cash used in operating activities	
Net changes in assets and liabilities	
Decrease in accrued commissions receivable	245,240
Decrease in prepaid expenses	4,073
Increase in income tax receivable, due from parent	(31,370)
Increase in deferred tax asset, net	(5,499)
Decrease in commissions payable	(293,244)
Decrease in accounts payable and accrued expenses	(51,890)
Decrease in due to parent	(225,896)
Total adjustments	(358,586)
Net cash used in operating activities	(60,718)
Cash, beginning of year	1,539,927
Cash, end of year	$ 1,479,209
Supplementary information	
Net cash paid to parent for income taxes	$ 303,402

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with FINRA, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sale of equity and fixed income securities. The Company is an introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments, real estate investment trusts ("REIT") and fee-based financial planning.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue

As an introducing broker dealer, the Company neither clears nor carries client funds or securities. Any funds or securities received by the Company are immediately delivered to the appropriate clearing firm, advisory firm, fund company or life insurer for which custody of the funds is intended. Non-proprietary commissions, investment advisor and financial planning fees are recorded when earned, along with related expenses. Mutual fund and variable annuity commissions are earned by the Company, according to the terms written in the prospectus or selling agreement, respectively. Commissions from brokerage transactions regarding mutual funds and general securities are processed in accordance with the clearing firm agreement between the Company and Pershing, LLC. Commissions are recorded on a trade-date basis.

Commission and fee amounts from non-proprietary products are derived from specified commission percentages that relate to the specific type of security, fund, REIT, advisory agreement or insurance product managed or sold. Commission percentages earned by the Company are designated via prospectus, selling agreement, fee agreement and or plan agreement depending on the product and or type of account. In addition, 12b-1 fees and annuity trail commissions are earned and paid to the Company throughout the year. Financial planning fees are earned by the Company based on an agreed upon contract between the advisor and client. Investment advisory fees are earned on a periodic basis and the fees are based on average daily net assets being managed. Non-proprietary commissions, 12b-1 fees and trails are included within Commissions and Fees on the Company's statement of operations. Financial planning and investment advisory fees are included within Investment Advisor Fee Income on the Company's statement of operations.

A marketing fee is earned by the Company as a percentage of REIT sales or assets under management for investment advisory business. These fees are earned according to written agreements between the Company and the REIT or investment advisory firm, often called a third party money manager. This revenue is included within Commissions and Fees on the Company's statement of operations.

1. Organization and Significant Accounting Policies (*continued*)

As a distributor for AUL proprietary products ("Proprietary Income") such as individual variable annuities, individual variable universal life and retirement services products, the Company records the commissions and related expenses from the sale of the aforementioned products. These products generate a zero net income effect on the Company's statement of operations except when the registered representative to receive the commission is a broker with the Company. In this case, the commissions are earned by the Company from AUL and payment is made by the Company to the representative. All other commissions from the sale of the AUL proprietary products are paid directly to the representative by AUL on the Company's behalf through established agreements.

Proprietary Income amounts are derived based on the type of AUL insurance product sold, applicable percentage rate tables, and volume of insurance products sold. Proprietary Income is included within Commissions and Fees on the Company's statement of operations.

AUL insurance agency ("Insurance Agency Income") commissions are earned by the Company on behalf of AUL career agents selling dental, disability and long term care. The Company records the fees received as an equal income and expense, which are subsequently paid to AUL creating a zero net income effect on the Company's statement of operations. Similar to other concession amounts on products, the commissions earned on dental, disability, and long term care products are based upon specified percentages and rate tables associated with the type of product. The Insurance Agency Income is included within Commissions and Fees on the Company's statement of operations.

Revenue sharing ("Revenue Sharing Income") is earned by the Company in accordance with written agreements between the Company, AUL, and fund companies as a 12b-1 fee. Rule 12b-1 fees are subject to agreements established pursuant to SEC Rule 12b-1 under the Investment Company Act of 1940 and are determined based on a contractual rate multiplied by the average net assets of the various classes of funds. The Company records the fees received as an equal income and expense creating a zero net income effect on the Company's statement of operations. Each agreement has a separate participating mutual fund held in the AUL separate accounts. The participation agreements between the Company, AUL and the various mutual funds state they will pay AUL for distribution and shareholder services based on the assets under management within AUL's separate accounts. The broker dealer is the distributor/principal underwriter of the securities issued by the separate accounts. Because the fees are actually earned by the insurance company and are just passing through the broker dealer for regulatory reasons, the income is reflected as coming into the Company and immediately expensed out as part of an inter-company transfer from the Company to AUL. The revenue associated with Revenue Sharing Income is included within Revenue Sharing Income on the Company's statement of operations. Similarly, the expense associated with these agreements is reflected as Revenue Sharing Expense on the Company's statement of operations.

Related Party Transactions

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned for these services by AUL. The methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2015, AUL provided certain administrative services to the Company for which it earned and was paid $1,087,205. This amount is classified as an expense and is included within General Office Expenses and Administration on the Company's statement of operations. In addition, the Company provided certain administrative services to AUL for which it earned and was paid $1,179,212. This amount is classified as revenue and is included within Other Income on the Company's statement of operations.

1. Organization and Significant Accounting Policies (*continued*)

As discussed above, the Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Within the Company's statement of financial condition, the $46,048 classified as Due to Parent primarily represents salary and benefits, legal fees and miscellaneous general office expense items.

Within the Company's statement of financial condition, the $32,213 classified as due from parent represents the current income tax receivable.

For the year ended December 31, 2015, revenue and expense on the Company's statement of operations includes $20,037,486 of AUL Revenue Sharing Income, $1,840,416 from AUL as Proprietary Income, and $294,503 of Insurance Agency Income.

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value; as such, financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments

The Company's cash on deposit balance is held with Fifth Third Bank and U.S. Bank and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2015, the accrued commission receivable of $956,789 reflected on the statement of financial condition includes $82,881 representing an amount due from this clearing broker, whom is a member of a nationally recognized exchange. The remaining $873,908 of the $956,789 consists of commissions and fees that include a combination of both known and estimated dollar amounts. The estimates for receivables are calculated using an averaging method based upon historical amounts received along with the factoring of current market conditions and trends. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Certain legal complaints are filed from time to time against the Company and some complaints were still open at year end. Individually and collectively, the Company believes the ultimate resolution of such complaints will not result in material adverse impact to operations or the financial condition of the Company. The eventual cost of resolution of these matters is not currently probable or estimable.

1. Organization and Significant Accounting Policies (*continued*)

In 2015, the Company resolved a dispute that alleged an unsuitable recommendation by a former registered representative by settlement for $58,000. This expense is reflected within Legal Fees and Settlements on the Company's statement of operations. The dispute and its settlement is not believed to present any additional significant ongoing financial or regulatory exposure for the Company.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding revenue recognition which replaces all general and most industry specific revenue guidance currently prescribed by U.S. GAAP. Under the new guidance, an entity recognizes revenue to reflect the transfer of a promised good or service to customers in an amount which reflects the consideration to which the entity expects to be entitled to in exchange for that good or service. This guidance is effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of the guidance on the Company's financial statements.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

The Company claims exemption from the provisions of Rule 15c3-3 of the SEC as provided by paragraph k(2)(ii). Trade activities are cleared through the clearing firm, Pershing, on a fully disclosed basis. The Company promptly transmits all customer funds and delivers all securities, does not otherwise hold funds or securities for, or owe money or securities to customers.

At December 31, 2015, the Company had net capital, as defined, of $1,201,764 and $1,136,056 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 0.82 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay or receive an amount equal to the tax on its current year taxable income (loss) generated. The method of allocation between the companies is subject to an executed tax sharing agreement and is based upon separate return calculations. Such payments are made through routine intercompany settlements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under U.S. GAAP, uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

3. Income Taxes *(continued)*

Open tax years are those that are open to examination by the tax authorities, which includes the current as well as three prior calendar years. No federal income tax examinations are in progress and the Company has not been formally apprised of the Internal Revenue Service's intent to audit open tax years. Certain tax exams may be open at any time involving reviews of the parent company, but at this time, nothing is allocable or impactful to the Company.

As of December 31, 2015, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

The net income tax expense for the year ended December 31, 2015, is as follows:

	Federal	State	Total
Current income tax expense	$ 228,491	$ 59,936	$ 288,427
Deferred income tax expense (benefit)	(19,849)	14,350	(5,499)
Net income tax expense	$ 208,642	$ 74,286	$ 282,928

The income tax receivable and net deferred tax asset for the year ending December 31, 2015 is $32,213 and $152,805, respectively. The net deferred tax asset is primarily composed of temporary differences related to non-deductible accruals, state net operating loss carryforwards, and other state tax differences. The gross deferred tax asset is $175,377 while the deferred tax liability is $22,572. The deferred tax liability relates to the federal tax rate of 35% being applied to the state deferred tax asset amount of $64,492. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, a valuation allowance was not established.

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the year ended December 31, 2015, is as follows:

Income tax expense at statutory tax rate (35%)	$ 203,279
Nondeductible expenses	31,363
State and local taxes, net of federal tax	48,286
Income tax expense	$ 282,928

4. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events through February 26, 2016, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition of disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2015

Total stockholder's equity	$ 1,606,626
Nonallowable assets	
Prepaid expenses	(17,914)
Accrued commissions receivable	(278,610)
Income tax receivable, due from parent	(32,213)
Deferred tax asset, net	(152,805)
Other additions and or credits	
Discretionary bonus accrual (net of tax)	76,680
Net capital before haircuts	1,201,764
Haircuts	-
Net capital	1,201,764
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	65,708
Excess net capital	$ 1,136,056
Computation of Aggregate Indebtedness	
Commissions payable (net of discretionary bonus accrual)	$ 723,519
Accounts payable and accrued expenses	216,057
Due to parent	46,048
Aggregate indebtedness	$ 985,624
Ratio of aggregate indebtedness to net capital	0.82 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2015.



b. Compared deductions on line 2c (8), of $20,331,989, representing other revenue not related either directly or indirectly to the securities business such as revenue received under the revenue sharing agreement and insurance agency fees, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial Reporting. The reconciliation was agreed to the Company's 2015 general ledger. No differences were noted.

c. There were no additions noted on page 2, item 2b of Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $5,504,842 and $13,762 of the Form SIPC-7. No differences were noted.

   b. Recalculated the mathematical accuracy of the Form SIPC-7 reconciliation file (an Excel document) provided by Bryan Hartley, Financial Reporting. We agreed revenue amounts to the sum of the corresponding amounts on the Company's filed FOCUS Reports. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Directors of OneAmerica Securities, Inc.

We have reviewed OneAmerica Securities, Inc. (the "Company")'s assertions, included in the accompanying OneAmerica Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 except as described in its exemption report with respect to the exceptions listed below.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks were not promptly forwarded from the registered representative to the OSJ ("Office of Supervisory Jurisdiction")	10	1/22/15; 1/27/15 (x2); 2/6/15; 7/8/15 (x3); 7/15/15; 8/20/15; 11/18/15
Checks were not promptly forwarded from the OSJ to the Home Office	7	3/23/15 (x3); 7/15/15; 12/1/15 (x3)
Checks were not promptly forwarded from the Home Office	14	1/7/15; 1/8/15; 2/18/15, 2/19/15; 3/30/15; 6/2/15 (x4); 7/29/15; 9/16/15; 9/21/15; 11/19/15; 12/2/15
Total	31	

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.


pwc

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016



Report of Independent Accountants

To Management of OneAmerica Securities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of OneAmerica Securities, Inc. (the "Company") for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments made to SIPC included $7,879 paid on July 21, 2015 (check number 0807713) and $5,883 paid on February 12, 2016 (check number 0807798). We agreed both the July and February check amount and payee to the applicable check register evidencing amounts were paid. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the total revenue amount of $42,275,821 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c (1), of $16,438,990, representing commission revenues received in connection with the distribution of shares of a registered open end investment company or unit investment trust or derived from the sale of variable annuities, to the SIPC-7 reconciliation file provided by Bryan Hartley, Financial Reporting. The reconciliation was agreed to the Company's 2015 general ledger. No differences were noted.

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us